UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pro-Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

James C. Czirr

425 Janish Drive

Sandpoint, ID  83864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74267T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Czirr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,560,268

	8.	Shared Voting Power 28,200

	9.	Sole Dispositive Power 4,560,268

	10.	Shared Dispositive Power 28,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,588,468

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.36%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Pro Pharmaceuticals, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 7 Wells Avenue, Newton, Massachusetts.

Item 2.	Identity and Background

(a)           Name:  James C. Czirr  (the “Reporting Person”)

(b)           Residence:  425 Janish Drive, Sandpoint, ID 83864

(c)           Occupation:  Chief Executive Officer, Minerva Biotechnologies Corp. (see Item 2(b) for address)

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Citizenship:  United States

Item 3.	Source and Amount of Funds or Other Consideration

Shares acquired in 2001 in exchange for shares of capital stock of Pro-Pharmaceuticals, Inc., a Massachusetts corporation, pursuant to that certain Stock Exchange Agreement dated April 25, 2001, a copy of which was filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 10-SB on June 13, 2001.

Item 4.	Purpose of Transaction

This statement amends the statement filed by James Czirr on October 24, 2006.

The Reporting Person is pleased that the Company has created an independent position of President to report directly to the board of Directors and handle joint venture, investor, and financial matters. The Reporting Person believes that Dr. Ted Zucconi, the new President and member of the Board of Directors, is a positive addition to the Company in line with the Reporting Person’s prior recommendations to the Board of Directors for such position.

The Reporting Person remains seriously concerned about the Company and its financial position, given the lasting effects of the Company’s ill-fated 2006 convertible debt financing and intends to continue to monitor the Company and its performance.  The Reporting Person may change his position with respect to the shares of the Company’s stock that the Reporting Person owns based on his assessment of pertinent factors, including, without limitation, the Company’s business and prospects; general economic conditions; stock market and money market conditions; the attitude and actions of the management and Board of Directors of the Company; and other plans and requirements of the Reporting Person.

Depending upon his assessment of these factors from time to time, the Reporting Person may change his present intentions as stated above or dispose of some or all of the shares of the Company’s common stock held by him in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company’s common stock, the possible activities of the Reporting Person are subject to change at any time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in Schedule 13D, and the Reporting Person reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

Item 5.	Interest in Securities of the Issuer

(a)    Aggregate number and percentage of the Common Stock owned by the Reporting Person: 4,588,468 shares (1); 11.36% (2).

(b)    Number of shares which Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:  4,588,468.

(c)    None.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits

None.

(1) Shares of Common Stock beneficially owned by minor children of Mr. Czirr, as to which Mr. Czirr disclaims beneficial ownership.

(2) Based on 40,364,792 total shares outstanding as of June 30, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2007
Date
/s/ James C. Czirr
Signature
James C. Czirr
Name/Title